

Nolan M. · 2nd

Kansas City, Missouri, United States · **Contact info**

46 connections

 1 mutual connection: Brad Starnes

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 **Splitsy**

 **University of Missouri-Kansas City**

Experience

 **Splitsy**
11 mos

Co-Founder and CFO
Self-employed
Aug 2020 – Present · 11 mos
Kansas City, Missouri, United States

 Home - Splitsy

Chief Financial Officer
Self-employed
Feb 2021 – Apr 2021 · 3 mos
Kansas City, Missouri, United States

 Home - Splitsy

Director of Finance and Partnerships
Full-time
Oct 2020 – Feb 2021 · 5 mos
Kansas City, Missouri, United States

 **Accounts Payable**
Synergy Services, Inc. · Part-time
May 2021 – Present · 2 mos

 **Accounts Receivable**
Truman State University · Part-time
Jan 2019 – Dec 2020 · 2 yrs
Kirksville, Missouri, United States

 **Just**
Best Buy · Part-time
Aug 2016 – Feb 2020 · 3 yrs 7 mos
Kansas City, Missouri, United States

Education

 **University of Missouri-Kansas City**
Finance, Business, Senior
2019 – 2021

 **Truman State University**
Finance, Business
2017 – 2019
Activities and Societies: Phi Kappa Tau, Homecoming Committee

 **St. Pius X High School**
2013 – 2017

Interests

 **Truman State University**
37,533 followers

 **Synergy Services, Inc.**
798 followers







Splitsy
54 followers



UMKC Henry W. Bloch School of Manag
1,695 followers



University of Missouri-Kansas City
79,795 followers